InferX Corporation
1600 International Drive, Suite 110
McLean, VA 22102-4860
U.S.A.
T – 703.917.0880
F – 703.917.0563
www.inferx.com
June 13, 2007
VIA EDGAR CORRESPONDENCE
Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
100 F Street, NE, Mail Stop 4561
Washington, DC 20549

Re:	InferX Corporation
Amendment No. 3 to Registration Statement of Form SB-2
Filed June 13, 2007
File No. 333-138949
Dear Ms. Jacobs:
     We are in receipt of your comment letters dated May 11 and May 14, 2007. We have addressed your comment letters by reproducing below each comment and providing our response immediately thereafter.
Letter of May 11, 2007
Cautionary Note Regarding Forward-Looking Statements, page 7
1.	Refer to comment 3 of our letter dated February 23, 2007. Revise to clearly state that the Private Securities Litigation Reform Act of 1995 does not apply to InferX.
     We have revised this disclosure to clearly state that the Private Securities Litigation Reform Act of 1995 does not apply to InferX.
Management’s Discussion and Analysis or Plan of Operation
Year Ended, December 31, 2005 and 2004, page 17
2.	In comment 15 of our letter dated February 23, 2007, we asked you to explain why a change in capitalized costs (a balance sheet item) would impact the change in direct costs (an income statement item). While we note that you did not specifically address our comment because you updated MD&A to include fiscal years ended December 31, 2006 compared to 2005, you continue to discuss the change in capitalization of labor costs in connection with the change in your direct expenses. Again, we do not understand why you believe that an increase in capitalized labor would impact your total cost of revenues. Please explain or revise your disclosures accordingly.
     We have developed our software under contracts with the U.S. government where ownership of the resultant technology remains with us. Accordingly, all development costs of InferAgent and InferView are also direct costs of the appropriate contracts. As a result, any increase in capitalized costs under SFAS 86 will result in a corresponding reduction to direct costs.
3.	As previously requested, change your reference to “indirect expenses” in Management’s Discussion and Analysis to refer to “total operating expenses” to be consistent with your line item classification in the Company’s Statements of Operations.
     We have revised this reference.
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
Computer Software Development Costs, page F-9
4.	We note your response to comment 20 of our letter dated February 23, 2007. With regards to such information, please explain the following:
▪	You indicate that technological feasibility occurred at various times for different aspects of your products beginning in 2000. Your response does not explain how the Company determined when technological feasibility has been reached for each of your products. As previously requested, tell us how you considered the guidance in paragraph 4 of SFAS 86 in determining technological feasibility had been reached for both your InferAgent and InferView product line.
     Our software was developed under detail program designs created in conjunction with contracts with the U.S. government. The detail program designs were established prior to execution of any agreements. Both we and the government established before the execution of each contract the following:
     •      The contactor (InferX) has the necessary skills, hardware and software technology to perform under the contract and produce the necessary product.
     •      The completeness of the detail program design and its consistency with the product design are confirmed by documentation and the detail program design is traced to product specifications.
     •      The detail program design has been reviewed for high risk issues.

▪	You indicate that sales began in 2002, at which time you ceased capitalizing and began amortizing costs that had been capitalized. The schedule of capitalized costs provided with your response however, indicates that you continued to capitalize costs related to your InferAgent product line during fiscal 2003 and 2004. Please explain the discrepancies in your response.
     There are separate, specific versions of InferAgent and InferView that have been capitalized in different manners. The Company engaged an outside expert at the request of its auditors to evaluate its development costs and required capitalization under SFAS 86. Attached as part of this response is an excerpt of that report which identifies the versions, timing and the major differences of each development. The amortization schedule provided by the outside expert was provided to you in our prior response and is included in with this letter.
▪	You indicate that the Company capitalized additional costs related to other significant improvement after technological feasibility was established. Please explain the “significant improvements” made to each product and tell us how you determined that these improvements met the criteria for capitalized costs pursuant to SFAS 86. Also, tell us how you determined that technological feasibility had been established for each of these improvements
     Please refer to our response to your first bullet point, above.
▪	You indicate that the Company expensed other costs related to software development totaling $105,000 and $32,000 for the years ended December 31, 2006 and 2005, respectively. Tell us which products theses costs relate to. Also, tell us whether you expensed any software development costs prior to fiscal 2005 for the InferAgent and InferView product lines and if so, provide a breakdown of such costs by product and period incurred.
     These costs are costs primarily related to the direct completion of certain government contracts and should not be attributed to software development.
▪	Your disclosures on page 10 indicate that your InferText and InferCluster products are still in development, yet you have successfully tested their functionality and anticipate commercial release in fiscal 2007. Please provide a breakdown of the costs incurred by period for each of these product lines and tell us how you accounted for such costs (expenses vs. capitalized).
     The schedules attached include details of the amounts capitalized for these products. However, our books and records do not provide a breakdown by product for amounts expensed. Nevertheless, we have attached a schedule of our total R&D expenditures for the period from 2002 through 2006.
▪	Revise your disclosures in Note 2 to include the total research and development costs charged to expense for each period presented pursuant to paragraph 12 of SFAS 86 and paragraph 13 of SFAS 2.
     We have revised Note 2 in response to this comment.

Revenue Recognition, page F-9
5.	We note your response to comment 21 of our letter dated February 23,2007 and we have the following additional comments. Please explain the following:
▪	You indicate that revenue from firm-fixed-price contracts is recognized as work is performed. You further indicate that you cannot collect on the contract unless the milestones are achieved. It appears then that revenue is earned on your firm-fixed-price contracts as milestones are achieved. Please confirm and revise your disclosures accordingly.
     This is correct. We have revised our disclosure accordingly.
▪	Your further state that costs and estimated profits are recorded on the basis of direct and indirect costs incurred. Tell us what these direct and indirect costs incurred are compared to when recognizing estimated profits. Explain what you mean by “estimated profits” and tell us when you recognize such “profits.” In this regard, we note that revenue is not collectible until the milestones are achieved and therefore, we do not understand why profits would be earned prior to such time.
     Our disclosure was incorrect and has been revised. Costs are recorded when incurred. We do not recognize estimated profits.
▪	To the extent that any of your arrangement are accounted for under SAB 104, tell us why you believe it is appropriate to use costs as the basis for revenue recognition. In this regard, explain why you believe that costs incurred are consistent with the pattern in which services are provided to the customer. The Staff generally would expect service contract revenue recognition to be based on some type of output measure of performance. Please explain how you determined that the input measure (costs incurred) is the appropriate measure to use on your firm-fixed-price contracts.
     We have revised our disclosure to clarify that we do not use costs as the basis for revenue recognition. We recognize revenue in accordance with SAB 104.
▪	Tell us why you record an asset for unbilled receivables and an offsetting liability for the exact same amount to deferred revenues for labor hours incurred between milestones. Also tell us how you are accounting for costs incurred in these contracts (expensing as incurred or deferring until revenue is recognized). Tell us the specific accounting literature you relied upon in accounting for your unbilled receivables, deferred revenue and contract costs.
     The financial statements have been revised to remove the unbilled receivable and offsetting liability.

▪	You indicate that the Company does not recognize revenue from firm-fixed price contracts using the percentage of completion method. Tell us the accounting method used and provide the specific accounting literature you relied up in recognizing revenue.
     Revenue from firm-fixed-price contracts is recognized upon achievement of the milestones contained in the contracts in accordance with the provisions of SAB 104. Revenue is not recognized until collectibility is assured, which does not take place until completion of the particular milestone. Costs are recognized as services are performed.
(Loss) Per Share of Common Stock, page F-14
6.	Please remove the “effect of dilutive securities – warrants” from you calculation of diluted earnings per share as such securities were not included in your diluted earnings per share calculations since they would have been anti-dilutive for the periods presented.
     We have revised this calculation in response to this comment.
Note 5. Note Payable
Promissory Notes, page F-21
7.	We note that according to the terms of the $350,000 promissory note, the Company is required to pay a 1% penalty per month for every month that you fail to secure an effective registration for the 250,000 shares of common stock issued as a guarantee for the notes. According to Exhibit 10.1 filed with your September 30, 2006 Form 10-QSB, it appears that the Company had 150 days from the close of the reverse merger to secure an effective registration statement. Considering you have not met these deadlines, tell us the amount of penalties accrued to date an tell us how you considered including a discussion of these penalties in your Form SB-2-A.
     Penalties began to accrue on April 23, 2007, the 150th day following the reverse merger. The amount of penalties accrued under the Registration Rights Agreement to date is approximately 89,500 shares of common stock, which based on a price of $.50 per share would have an aggregate value of approximately $45,000. We believe that our disclosure of this penalty provision is sufficient and that the amount accrued to date is both immaterial and not informative to prospective investors. Because the penalties did not begin to accrue until April 23, 2007, our financial statements contained in this registration statement for the years ended December 31, 2006 and 2005 and the three months ended March 31, 2007 and 2006 do not reflect any accrual of penalties.
Note 7. Stockholders’ Equity (Deficit), page F-17
8.	We note your response to comment 23 of our letter dated February 23, 2007 where you indicate that the Company continues to believe that the 305,000 shares of stock issued to founders had no value. We further note that one month after these shares were issued, the Company completed and equity financing of 50,000 shares at $1.50 per share. Explain why you believe that shares issued within one month of this transaction had no value. Provide a reconciliation of the significant intervening events within the Company and changes in assumptions and valuations that lead to an increase in the value of your stock from $0.01 per share to $1.50 per share within one month. Provide us with objective evidence that stock issued to founders. The Staff views the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”) to be a source of useful guidance for valuation and disclosures related to privately-held-company equity securities issued as compensation. Tell us how you considered the Practice Aid in your valuation.
     We issued 305,000 shares to founders in April 2005 in connection with our desire to commercialize our products and services beyond sales under government contracts. Prior to these individuals joining the company, we had no written business plan, no going-forward projections, no commercial marketing plan, no outside investors and our books were not auditable. Accordingly, our Board of Directors determined that our common stock had no or nominal value.
     All of the foregoing deficiencies were remedied by the time we raised $75,000 from an outside investor one month later. In addition, this outside investor (Mr. Prem Dadlani) is a personal friend of our CEO, B.K. Gogia, and the investor neither performed due diligence nor negotiated the purchase price in connection with this investment.
     We believe that the valuation used for the founders shares is proper based upon existing guidelines.
9.	Your response to comment 24 of our letter dated February 23, 2007 indicates that the 57 shares issued to Mr. Mittlieder were originally valued at $1,581.57 but should have been valued at $3,947.47 per share and accordingly the Company adjusted your audited financial statements. Tell us where this adjustment is reflected in your statement of operations. Also, tell us how this share issuance is reflected in your Consolidated Statement of Changes in Stockholders’ Equity. In this regard, it appears your equity statement is the historical equity of Black Nickel, as reflected by the May 25, 2005 opening balance. Please note that in a reverse acquisition, the historical, financial statements are those of the accounting acquirer and the historical stockholders’ equity of the acquirer prior to the merger is retroactively restated for the equivalent number of shares received in the merger. Please confirm that the Company has correctly reflected the results of the reverse acquisitions (both between Black Nickel and InferX and InferX and Datamat) in your historical financial statements.
     We have restated the financial statements to correctly reflect the reverse merger of the two companies, and in this restatement we have identified the shares that were issued for services as well as debt costs in the statements of operations, equity and cash flows with their values.

10.	We note your response to comment 25 of our letter dated February 23, 2007 where you indicate that the 132 shares in connection with the promissory notes should have been valued at $529, 423 and accordingly the financial statement have been adjusted. Tell us how you reflected this correction in your December 31, 2006 financial statements. In this regard, we note the Consolidated Statement of Changes in Stockholders’ Equity shows the issuance of 250,000 shares to promissory note lenders valued at $66,250. Please explain these discrepancies and provide detailed calculations to support your accounting. Also, tell us where these debt issuance costs are included in your statement of operations and how you considered Question 2 of SAB Topic 2.A.6, which states that debt issuance costs should be recognized as interest costs.
     We have corrected this mistake in the restated financial statements. The 132 shares (pre-merger) in question in the audited financial statements were valued at $529,423 and are reflected in the restated statement of changes in equity, and were originally included in professional services. However, we reclassified this to interest expense as noted in the comment literature. The 132 shares were converted into 250,000 shares when the share exchange took place between InferX and Black Nickel. The $66,250 in value attributable to this item in the audited financials was incorrectly valued. The value of these shares were accounted for pre-merger as noted in the statement of changes in equity and has been corrected.
11.	Please provide the information as originally requested in Comment 38 of our letter dated December [21], 2006. In this regard, provide a breakdown of all equity-related transactions for the one year period preceding the most recent balance sheet date through the date of your response. If this information was previously provided, we ask that you resubmit it and include (a) the number of shares issued, (b) the per share exercise price, conversion price or cash price and (c) the fair value of the underlying shares of common stock all on a post-merger basis. Also, ensure that this information reconciles to the disclosures in your financial statements and provide your support for the fair values of the underlying common stock and how you determined such values.
     Comment 38 of your letter dated December 21, 2006 stated:
Please provide us with the following information in chronological order for stock option grants and other equity related transactions (i.e. shares issued as guarantee fees, shares issued for consulting services) for the one year period preceding the most recent balance sheet date and through the date of your response:
•	The nature and type of stock option or other equity related transaction;

•	The date of grant/issuance;

•	Description/name of option or equity holder;

•	The reason for the grant or equity related issuance;

•	The number of options or equity instruments granted or issued;

•	The exercise price or conversion price;

•	The fair value of underlying shares of common stock and how you determined such value;

•	The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and

•	The amount and timing of expense recognition.
     Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.
     Prior to any agreement with Black Nickel, in May 2005 we issued 50,000 warrants, which yielded a value of $1,291 utilizing the Black-Scholes method. This was expensed at the time of grant in accordance with the related accounting pronouncements. The warrants were issued to an investor, the same investor who received the 50,000 shares of stock for $75,000 cash. The $75,000 was paid for both the stock and the warrants, which consequently expired prior to any exercise.
     The chronological order of the equity related transactions for 2005, 2006 and year-to-date 2007 is as follows:
•	April 30, 2005 – 114 shares issued to founders Scott Parliament (105 shares, 198,609 post merger) and Ernie Stern (9 shares, 17,733 post merger) value $305

•	May 29, 2005 – 19 shares issued to P. Dadlani for $75,000 cash (35,466 shares post merger)

•	May 29, 2005 – 19 warrants issued to P. Dadlani – included in $75,000 cash value (note APB 14 utilized to value each component)

•	December 31, 2005 – shares issued for conversion of $250,000 debt as follows:
•	W. Mittlieder – 29 shares (54,563 shares post merger)

•	M. Carroll – 29 shares (54,563 shares post merger)

•	J. Pardini – 7 shares (13,641 shares post merger)

•	JC Malhotra – 7 shares (13,641 shares post merger)
•	January 1, 2006 – shares issued to Gallatin Group (3 shares, 5,320 shares post merger) and Cecil Andrus (3 shares, 5,320 shares post merger) for services rendered for $4,427 each. The share value pre-merger was $1.50 per share.

•	May 5, 2006 – 5 shares issued for $20,000 cash to Surinder & Anju Bagai (9,457 shares post merger).

•	June 30, 2006 – shares issued to W. Mittlieder for services (57 shares) for $90,146. The share value pre-merger was $1.50 per share (108,545 shares post merger).

•	June 30, 2006 – 10 shares issued for conversion of accounts payable to Congressional Strategies valued at $40,248, for $1.50 pre-merger price (19,032 shares post merger).

•	August 31, 2006 – 132 shares issued to bridge loan lenders (John Lemak (19 shares, 35,714 shares post merger), The London Family Trust (32 shares, 60,714 shares post merger), Robert Prag (19 shares, 35,714 shares post merger), Sandor Capital Master Fund (38 shares, 71,429 shares post merger) and Mark Nicosia (24 shares, 46,429 shares post merger)) for guarantees of the bridge debt. This entry was a reduction of paid in capital for the issuance of the shares.

•	April 20, 2007 – 1,629,513 shares issued to certain Class A Warrant holders (John Lemak (122,787), Sandor Capital Master Fund (285,576), The London Family Trust (140,739), Robert B. Prag (82,787), Mark Nicosia (107,624), Brian M. Barton (80,000), David M. Stocking (40,000), Richard O’Leary (50,000) and Lacuna Hedge Fund (720,000))

12.	Please revise your disclosures to include the assumptions and method used to determine the fair value of the Company’s Class A and Class B warrants as indicated in disclosures on pages F-64 and F-65 of Amendment 1 to your Form SB-2.
     The disclosure has been updated accordingly in the restated and amended financial statements to include the appropriate disclosure for the Class A and Class B warrants.
13.	We note your response to comment 29 of our letter dated February 23, 2007 where you indicate that EITF FSP 00-19-2 did not affect the “current liability” status of your Class A and Class B warrants at December 31, 2006 ad the FSP was not effective for the Company until January 1, 2007. Tell us, however, what impact this guidance will have on your fiscal 2007 financial statements. Also, tell us why you did not include a discussion of this guidance in your Recently Issued Accounting Standards disclosures or revise to include such disclosures.
     The recently issued accounting standards section of the footnotes have been amended to include the appropriate disclosure for FSP
EITF 00-19-2.

Part II – Information Not Required in Prospectus
Undertakings
14.	We reissue comment 31 of our letter dated February 23, 2007. We do not understand why you do not intend to rely upon Rule 430C. Please advise or revise.
     We have revised the Undertakings to include the undertaking set forth in paragraph (g)(2) of Item 512 of Regulation S-B.
Letter of May 14, 2007
Executive Compensation, page 22
1.	To the extent applicable, please provide narrative disclosure to the summary compensation table. In this regard, Item 402(c) of Regulation S-B requires a discussion of the material factors necessary to an understanding of the information disclosed in the summary compensation table. Please note that any narrative disclosure provided in response to Item 402(c)(1)-(7) should focus on and provide specific context to the quantitative disclosure in the table. To the extent disclosure addressing the principles set forth in Item 402(c) is not required because of the nature of your compensation arrangements, please advise us in your cover letter.
     We believe that the nature of our compensation arrangements is such that no additional narrative disclosure is required. Given our stage of development, financial position and results of operations, we believe we currently address the material factors necessary to an understanding of the information disclosed in the Summary Compensation Table.
2.	We note the disclosure on page 22, which discloses the annualized salaries for Messrs. Gogia, Parliament, Mena, and Dr. Bala yet, for Mr. Gogia, this disclosure is not consistent with that which is presented in column (c) of the Summary Compensation Table. Please clarify why you have disclosed a salary of $82,500 in the table but disclose in the narrative beneath that his annualized salary as of the end of the last fiscal year was [$180,000]. In this regard, we note disclosure in management’s discussion and analysis regarding salary reductions for key executives. If the amount reported in the table is attributable to the referenced salary reduction, please clarify.
     We have revised this disclosure to clarify the apparent discrepancy between Mr. Gogia’s actual salary disclosed in the Summary Compensation Table and his annualized salary pursuant to his employment agreement. As disclosed, Mr. Gogia’s employment agreement did not come into effect until May 2006. Prior to that time, Mr. Gogia’s salary was lower. In addition, Mr. Gogia agreed to salary reductions in 2006 due to the company’s cash position.

3.	On Page 22, we note reference to the payment of bonuses based upon successful achievement of performance objectives. We presume you did not make any awards under this compensation agreement. Please clarify.
     We have revised this disclosure to clarify that no bonuses were paid in 2006 pursuant to these provisions.
4.	Because there is no information required to be disclosed under Item 402(d) of Regulation S-B, you do not need to include a format of the Outstanding Equity Awards at Fiscal Year-End table. The formatted Director Compensation table can also be removed. See Item 402(a)(4) of Regulation S-K.
     We have removed these tables.
* * *

     If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Seyfarth Shaw LLP, at (202) 828-5360, if you cannot reach him, please call me at (703) 917-0880 ext. 225.

Very truly yours,

/s/ B.K. Gogia
B.K. Gogia

cc:	Ernest M. Stern, Esq. Daniel J. MacTough, Esq.

Technical Feasibility
Situation / Influencing Factors
Initial design of the InferView was based on single data source MDA required proof of ability to utilize multiple data sources simultaniously
The framework of the InferView software needed to be modified to accommodate distributed data sources and related characteristics of data mining. These modifications impacted all subsystems in the InferView product framework.
All associated architectural issues of redesign associated to the InferView framework had been resolved by October 2001. Actual subsystem development of the working model was completed by January 2002 — Live DEMO to MDA and Lockheed Martin, Missile and Fire Control group occured March 2002.

WHEN Available
Tracable Reference	Version	Release	CHG Type	Relavence	Information Type	Date	Description
DIVI	V.01	R.00	AD-Intrnl	Key Feature/Function	Dsgn Doc	April-00	Phase II Proposal (DIVI)-April 2000.pdf
					Dsgn Doc	May-00	KICK-OFF CPOF SBIR-May 2000.pdf
					Sample	Jun-00	deliver-A005-June 2000.doc
				DIVI — Phase I	Report		Final Report of Phase I
				DIVI — Phase II	Code		Final demonstration of the live system at client site in Huntsville
				DIVI — Phase III	Logs	2-Jan	Delivery of the final report and a copy of the executables of InferAgent system on a CD

Mediator	V.01	R.00	AD-Intrnl	Key Feature/Function	Dsgn Doc	April-00	Mediator (Initial InferAgent Framework)
					Dsgn Doc	April-00	Phase II Proposal (DIVI)-April 2000.doc (same as for DIVI mediation process)
					Log	Oct-01	mediator-build-log 10 Oct 2001.plg
					Code	Oct-01	Mediator-Oct2001.zip

Key Drivers in 2002
Situation / Influencing Factors
Lockheed Martin Missile and Fire Control enhancements

WHEN Available
Tracable					Information
Reference	Version	Release	CHG Type	Relavence	Type	Date	Description
LMC Contract	V.01	R.01	AD-Xtrnl	Purchase Commitment	Contract	April-02	A copy of the contract is enclosed
Public Sale	V.01	R.01	Specify	General Availability Release	Mrkting Info	April-02	InferAgent software product established — Supports Distributed Data Mining and Visualization Tools (product fact sheets)

InferAgent	V.01	R.01	AD-Xtrnl	Perdictive Engine	DOCs	Feb-02	Added New Features to the Prediction Module for InferAgent (primarily a distributed version)

					Code	Feb-02	Yes, there is source code to reflec this change. No communication with the MDA after the final submission of the final report
					Logs	Feb-02	Pl see the log

InferAgent	V.01	R.01	AD-Xtrnl	ODBC	DOCs	May-02	Added New Features to connect to other commercial databases (provide ODBC data connectivity) mechanism for InferAgent for accessing various types of relational data
					Code	May-02	Yes.
					Logs	May-02	Pl see the log

InferView	V.01	R.06	AD-Xtrnl	Data Parser	DOCs	May-02	Added New Feature of Parsing the text type of data for Northrop Grumman and AFRL, WAFB
					Code	May-02	Yes.
					Logs	May-02	Pl see the log

InferAgent	V.01	R.01	AD-Xtrnl	Distributed Data Extraction	DOCs	Sep-02	Added New Features for Lockheed Martin client as part of the implementation of the Product

					Code	Sep-02	Yes, there is source code to reflec this change. No communication with the MDA after the final submission of the final report
					Logs	Sep-02	Pl see the log
InferAgent	V.01	R.01	Specify	Processing Meter	DOCs	Oct-02	Added New Features to visually show the %age of completion of the task
					Code	Oct-02	Yes.
					Logs	Oct-02	Pl see the log

Key Drivers in 2003
Situation / Influencing Factors
Describe what was going on — Specific to the time period, Customer Demand — PILOTActivity or Customer Purchases

WHEN Available
Tracable					Information
Reference	Version	Release	CHG Type	Relavence	Type	Date	Description
InferAgent	V.01	R.02	AD-Xtrnl	Predcition Engine New Features	DOCs	Jan-03	New Features were added to LMMFC product delivery in Jan 03
					Code	Jan-03	Yes.
					Logs	Jan-03	Pl see the log.

InferView	V.01	R.07	AD-Xtrnl	Dev of New Parser	DOCs	Jan-03	New Features were added to Northrop Grumman product delivery in Jun 03
					Code	Jan-03	Yes.
					Logs	Jan-03	Pl see the log.

InferAgent	V.01	R.03	NFF-MrktPl	Multiple Agent New Features	DOCs	Apr-03	Added New Features to handle multiple agents and multiple formats
New Version					Code	Apr-03	Contract mod from MDA
					Logs	Apr-03	Pl see the log.

InferAgent	V.01	R.04	AD-Xtrnl	New Algorithms	DOCs	May-03	Added New algorithms to handle unknown data
New Version					Code	May-03	Contract from MDA as modification of the contract.
					Logs	May-03	Pl see the log.

Key Drivers in 2004
Situation / Influencing Factors
Describe what was going on — Specific to the time period, Customer Demand — PILOTActivity or Customer Purchases
WHEN WAS ‘DTBN’ WORKED on/and COMPLETED

WHEN Available
Tracable					Information
Reference	Version	Release	CHG Type	Relavence	Type	Date	Description
InferAgent	V.02	R.01	NFF-MjrChg	InferAgent New Features of Pruning	DOCs	Apr-04	Added New Features of Pruning to the InferAgent Software for handling noisy data *****Ver2.1.2*****
					Code	Apr-04	Yes.
					Logs	Apr-04	Pl see the log.

InferAgent	ID Ver #	R.01.2	NFF-MrktPl	New Algorithms	DOCs	May-04	Added New algorithms for Cleansing the data *****Ver2.1.2*****
					Code	May-04	Yes.
					Logs	May-04	Pl see the log.

InferAgent	V.03	R.00	AD-Xtrnl	New Features	DOCs	Jun-04	New Features added to InferAgent primarily to address bad communication while processing is going on over the Internet. Added New algorithms as part of the new implementation per MDA modification of the contract and in response to the clients input
					Code	Jun-04	Yes.
					Logs	Jun-04	Pl see the log.
InferAgent	V.02	R.03	AD-Intrnl	New Features	DOCs	Aug-04	Added New Features to handle different types of data at the time of data preparation
					Code	Aug-04	Yes.
					Logs	Aug-04	Pl see the log.

InferAgent	ID Ver #	R.01.2	NFF-MrktPl	New Features of Parallel Data Mining	DOCs	Nov-04	New features added to InferAgent primarily to address parallel data mining, that is invocation of vertical splits in the non distrbited data bases — *****Ver2.1.2*****
					Code	Nov-04	Yes.
					Logs	Nov-04	Pl see the log.

	InferAgent
DIVI	V.01	R.00	AD-Intrnl	Key Feature/Function	Dsgn Doc	April-00	PRE-Cap Date
Mediator	V.01	R.00	AD-Intrnl	Key Feature/Function	Dsgn Doc	April-00	PRE-Cap Date
InferAgent	V.01	R.01	AD-Xtrnl	Perdictive Engine	DOCs	Feb-02	$0	$18,101										$18,101
InferAgent	V.01	R.01	Specify	General Availability Release	Mrkting Info	April-02	$13,921	$13,695										$27,616
InferAgent	V.01	R.01	AD-Xtrnl	ODBC	DOCs	May-02	$12,903											$12,903
InferAgent	V.01	R.01	AD-Xtrnl	Distributed Data Extraction	DOCs	Sep-02	$10,932	$5,528	$17,588	$11,314								$45,362
InferAgent	V.01	R.01	Specify	Processing Meter	DOCs	Oct-02	$8,671											$8,671	Oct-02	$112,653
InferAgent	V.01	R.02	AD-Xtrnl	Predcition Engine New Features	DOCs	Jan-03	$9,710	$21,056	$22,058									$52,824	Jan-03	$52,824
InferAgent	V.01	R.03	NFF-MjrChg	Multiple Agent New Features	DOCs	Apr-03	$30,771	$29,052	$34,047									$93,870	Apr-03	$93,870
InferAgent	V.01	R.04	AD-Xtrnl	New Algorithms	DOCs	May-03	$28,391											$28,391	May-03	$28,391
InferAgent	V.02	R.01	NFF-MjrChg	InferAgent New Features of Pruning	DOCs	Apr-04	$27,171	$31,302	$34,200	$31,822	$34,324	$29,536	$19,152	$22,005	$19,728	$23,601	$17,177	$290,018
InferAgent	V.02	R.01.2	NFF-MjrChg	New Algorithms	DOCs	May-04	$24,086											$24,086	May-04	$314,104
InferAgent	V.03	R.00	AD-Xtrnl	New Features	DOCs	Jun-04	$27,693											$27,693	Jun-04	$27,693
InferAgent	V.03	R.01	AD-Intrnl	New Features	DOCs	Aug-04	$20,931	$31,764										$52,695
InferAgent	V.03	R.01.2	NFF-MjrChg	New Features of Parallel Data Mining	DOCs	Dec-04	$20,944	$21,948	$21,952	$13,566								$78,410	Dec-04	$131,105
																		$760,640		$760,640
	InferView
InferView	V.01	R.06	AD-Xtrnl	Data Parser	DOCs	May-02	$10,813	$9,652	$11,301	$15,266	$14,343							$61,375	May-02	$61,375
InferView	V.01	R.07	AD-Xtrnl	Dev of New Parser	DOCs	Jan-03	$15,404	$9,990	$10,390	$5,756	$8,630	$4,622	$4,832	$3,376				$63,000	Jan-03	$63,000
																		$124,375		$124,375

																		$885,015		$885,015

Inferx Corporation
R & D Costs

Year	R & D
2006	49,366
2005	12,642
2004	39,000
2003	26,261
2002	39,959

          Excerpt of independent valuation of our software and related costs

	TOTAL CAPITAL INVESTMENT
	Year	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	TOTAL

Product
IA	2002	$0	$18,101	$13,921	$13,695	$12,903	$10,932	$5,528	$17,588	$11,314	$8,671	$9,710	$21,056	$143,419
IV	2002	$10,813	$9,652	$11,301	$15,266	$14,343	$15,404	$9,990	$10,390	$5,756	$8,630	$4,622	$4,832	$120,999

$264,418		$10,813	$27,753	$25,222	$28,961	$27,246	$26,336	$15,518	$27,978	$17,070	$17,301	$14,332	$25,888	$264,418

IA	2003	$22,058	$30,771	$29,052	$34,047	$28,391	$27,171	$31,302	$34,200	$31,822	$34,324	$29,536	$19,152	$351,826
IV	2003	$3,376	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$3,376

$355,202		$25,434	$30,771	$29,052	$34,047	$28,391	$27,171	$31,302	$34,200	$31,822	$34,324	$29,536	$19,152	$355,202

IA	2004	$22,005	$19,728	$23,601	$17,177	$24,086	$27,693	$20,931	$31,764	$20,944	$21,948	$21,952	$13,566	$265,395
IV	2004	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

$265,395		$22,005	$19,728	$23,601	$17,177	$24,086	$27,693	$20,931	$31,764	$20,944	$21,948	$21,952	$13,566	$265,395

IA	2005	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
IV	2005	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

$ 0		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

IA	2006	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
IV	2006	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

$ 0		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

$885,015		$58,252	$78,252	$77,875	$80,185	$79,723	$81,200	$67,751	$93,942	$69,836	$73,573	$65,820	$58,606	$885,015